Filing pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Filer: SouthTrust Corporation Subject Company: SouthTrust Corporation
Commission File No.: 333-117283

Date: July 13, 2004

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to each of Wachovia Corporation, SouthTrust Corporation and the combined company following the proposed merger between Wachovia and SouthTrust, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion or dilution to reported earnings that may be realized from the merger, (ii) statements relating to the benefits of the retail securities brokerage combination transaction between Wachovia and Prudential Financial, Inc. completed on July 1, 2003, including future financial and operating results, cost savings, enhanced revenues and the accretion of reported earnings that may be realized from the brokerage transaction, (iii) statements regarding certain of Wachovia’s and/or SouthTrust’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s and SouthTrust’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s and SouthTrust’s control).

The following factors, among others, could cause Wachovia’s or SouthTrust’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust in connection with the merger or the businesses of Wachovia and Prudential in the brokerage transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger or the brokerage transaction may not be fully realized or realized within the expected time frame; (3) revenues following the merger or the brokerage transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger or the brokerage transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of Wachovia’s or SouthTrust’s shareholders to approve the merger; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or SouthTrust conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or SouthTrust’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) inflation, interest rate, market and monetary fluctuations; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed merger or other matters and attributable to Wachovia or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and, on July 9, 2004, Wachovia filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of Wachovia and SouthTrust and other relevant documents concerning the proposed merger. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the proposed merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

The Following was Made Available to SouthTrust Employees

Date:	July 12, 2004
To:	General Bank Leaders and Community Bankers
From:	Ben Jenkins, head of Wachovia’s General Bank

Tom Coley, Vice Chairman, SouthTrust Corp.

Re:	Community Banking Leadership Announcements

As many of you know, Community Banking is a strategy designed to increase business in mid-sized markets by applying increased focus and support to communities where we do business. The Community markets in both organizations have been a significant contributor to the financial success of our two companies. We expect that our combined community franchise will be a considerable force in the marketplace.

We are pleased to share with you some Community Banking leadership announcements related to the SouthTrust/Wachovia merger. It is critical that we announce these positions quickly to maintain our level of commitment in these important markets. Attached is a comprehensive list of the new Community Banking leaders who will be charged with executing our Community Banking strategy. Those regions not included in this list do not contain community markets.

Thank you for continuing to provide excellent customer service as we move through this transition.

Mid-Atlantic

Randy Koporc – Northwest Virginia regional president

Elaine Cheong – Charlottesville market president

Joseph Raichel – Culpeper market president

Mark Loncar – Fredericksburg market president

Carol Dodson – Front Royal market president

Garth Kunkle – Harrisonburg market president

Mike Wilkerson – Winchester market president

Paul Menk – Southwest Virginia regional president

**Open – Bristol/Abingdon market president

Mike Bradford – Lynchburg market president

Don Harrison – Roanoke market president

Carolinas

David Parker – Eastern North Carolina regional president

George Thomas – Elizabeth City market president

Jerry Dean – Fayetteville market president

Bill Rogerson – Goldsboro market president

Tim Ballance – Greenville (N.C.) market president

John Rouse – Jacksonville market president

Taylor Sugg – Kill Devil Hills market president

Lee Anne Hill – Kinston market president

John Eagan – Morehead City market president

Bill Fentress – New Bern market president

Tem Myers – Rocky Mount market president

Randy Tomsic – Wilmington market president

Duran Broadhurst – Wilson market president

J.C. Bernhardt – Williamston market president

William Taylor – Washington market president

Ron Hankins – Mid-Carolina regional president

Jim Foster – Asheboro market president

Wallace Greer – Boone market president

Jerry Bailey – Burlington market president

Jeff Joyce – Concord market president

Linda Lee – Davidson County market president

Van Hamlin – Surry and Yadkin Counties market president

Janet Sarn – Gastonia market president

Jonathan Jobe – Reidsville market president

Carol Maroska – Rock Hill market president

Darryel Scism – Salisbury market president

Dave Fechtman – Statesville market president

Jason Triplett – Wilkes County market president

Rebekah Lowe – Western North Carolina regional president

Robby Russell – Asheville market president

Jeff Carswell – Burke County market president

Todd Williams – Cleveland/Rutherford market president

John Goins – Hendersonville/Transylvania market president

Deborah Wilkinson – Hickory market president

Jim Wood – Waynesville market president

Kendall Alley – South Carolina regional president

Glenn Cantrell – Anderson market president

Scott Stowe – Beaufort market president

Len Hutchison – Charleston market president

Ben Hagood – Clemson market president

Jack Goettee – Columbia market president

Chris Riley – Greenville (S.C.) market president

Ned Carmody – Greenwood market president

David Moore – Hilton Head market president

Dale Zeglin – Myrtle Beach market president

John Bankson – Pee Dee market president

Brian Rogers – Spartanburg market president

Randy Brown – Sumter market president

Georgia

Rob Hoak – Greater Georgia regional president

Scott Rossman – Americus market president

**Open – Athens market president

Jeff Spears – Augusta market president

Jack Morris – Cartersville market president

Alicia Laramy – Columbus market president

Richard Fairey – Dalton market president

Allen Brinkman – Gainesville market president

Chuck Harmon – Macon market president

Michael Harris – Monroe market president

Rob McGehee – Rome market president

Tom Coghill – Savannah market president

Florida

Marshall Vermillion – Central Florida regional president

John Banks – Brevard County market president

Joseph Lembo – Treasure Coast market president

Michael Jackson – Volusia/Flagler market president

Roy McCraw – Greater Bay regional president

Bernie Speaker – Highlands County market president

Larry Starnes – Pasco County market president

Loretta Mervis – East Polk County market president

Butch Rahman – West Polk County market president

Shaun Merriman – North Florida regional president

Sam Goforth – Gainesville area president

David Werner – Ocala market president

Gregory Walker – St. Augustine market president

John Medina – Tallahassee market president

Carlos Migoya – Dade and Monroe counties regional president

Nora Kent – Key West market president

Alabama

Bill Watson – North Alabama regional president (including Tennessee)

Dan Beam – Nashville market president

**Open – Memphis market president

Darris Frost – Decatur/Florence market president

John Mackin – Marshall/Cullman County market president

Randy Jordan – Central Alabama regional president

Jim Robbins – Anniston-Gadsden market president

John Stack – Tuscaloosa market president

Ray Petty – South Alabama regional president (including Mississippi and Northwest Florida)

Mark Spencer – Alexander City market president

Will Sims – Covington County market president

Lee Moncrief – Mobile market president

Wade Neth – Baldwin County market president

Mark O’Mary – Dothan market president

Steve Rogers – Selma market president

**Open – Jackson market president

Greg Cronin – Biloxi market president

Ronnie Pippin – Northwest Florida area president

Gail Miceli – Ft. Walton market president

Bobby Ranger – Panama City market president

Chuck Morgan – Marianna market president

Carol Carlan – West Panhandle market president

Texas

Lori Vetters – Houston regional president

Wilton White – Beaumont market president

Bill Wilson – Central Texas regional president

Jim Heaney – San Antonio market president

Additional Information

The proposed merger between Wachovia and SouthTrust will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and on July 9, 2004, Wachovia filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. Shareholders are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain copies of all documents filed with the SEC regarding the merger, free of charge, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.SouthTrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the merger. Information about Wachovia’s directors and executive officers and their ownership of Wachovia common stock is contained in Wachovia’s proxy materials filed with the SEC by Wachovia on March 15, 2004. Information about SouthTrust’s directors and executive officers and their ownership of SouthTrust common stock is contained in SouthTrust’s proxy materials filed with the SEC by SouthTrust on March 8, 2004. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction will be included in the definitive joint proxy statement/prospectus regarding the merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.